04021264

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

MAR 30 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for March 30, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-100818
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

105503 GSMSC (GSAA 2004-CW1)
Form SE (Structural Term Sheets)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 30, 2004.

GS MORTGAGE SECURITIES CORP.

By: ______________________
Name: Howard Altarescu
Title: Vice President

105503 GSMSC (GSAA 2004-CW1)
Form SE (Structural Term Sheets)

<u>Exhibit Index</u>

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE STRUCTURAL TERM SHEETS ARE BEING FILED IN PAPER.

STRUCTURAL TERM SHEETS

for

GS MORTGAGE SECURITIES CORP.

Mortgage-Backed Certificates, GSAA Series 2004-CW1

March 29, 2003

Preliminary Structural and Collateral Term Sheet

$260,395,000 (approximate) Certificates
GSAA Trust 2004-CW1
Mortgage Pass-Through Certificates, Series 2004-CW1

Features of the Transaction

- Offering consists of two tracks of senior certificates, one PO certificate, one IO certificate, and six subordinate certificates expected to total $260,395,000. The two tracks of seniors, expected to be rated AAA by S&P and Moody's, are approximately:
  $17,200,000 of 5.50 % coupons (Track 1)
  $226,200,000 of 6.00 % coupons (Track 2)
- The subordinate certificates, expected to be rated by S&P, are approximately:
  $9,000,000 of AA (3.00% subordination)
  $2,700,000 of A (1.95% subordination)
  $1,800,000 of BBB (1.25% subordination)
- The expected amount of credit support for the senior certificates is 6.45% in the form of subordination with a shifting interest structure and a five-year prepayment lockout.
- The collateral consists of Alt-A, single family, first lien, fixed-rate residential mortgages of 30 years to original maturity originated or acquired by Countrywide Home Loans.
- The amount of the certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	April 29, 2004
Cut-off Date:	April 1, 2004
First Distribution Date:	May 25, 2004
Distribution Date:	25th or next business day

Key Terms

Issuer:	GSAA Trust 2004-CW1
Underwriter:	Goldman, Sachs & Co.
Depositor	GS Mortgage Securities Corp.
Master Servicer:	Countrywide Home Loans Servicing LP
Trustee:	JPMorgan Chase
Type of Issuance:	Public
Servicer Advancing:	Yes, subject to recoverability
Compensating Interest:	Yes, to the extent of Base Master Servicing, but in no case more than 1/12th of Servicing Fee Rate (as defined in the Servicing Agreement) of the Pool Scheduled Principal Balance for such Distribution Date
Legal Investment:	The senior certificates are expected to be SMMEA eligible at settlement
Interest Accrual:	Prior calendar month
Clean Up Call:	1% of the Cut-off Date principal balance of the Mortgage Loans
ERISA Eligible:	Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment:	REMIC; senior certificates are regular interests
Structure:	Senior/Subordinate; shifting interest with a five year prepayment lockout to subordinate certificates
Expected Subordination:	6.45% for the AAA
Rating Agencies:	Senior certificates - Moody's and S&P Subordinate certificates - S&P
Minimum Denomination:	Senior certificates - $25,000
Delivery:	Senior certificates - DTC

Preliminary Mortgage Pool Data *(approximate)*	Total	Track 1	Track 2
Total Outstanding Principal Balance:	$260,395,483	$18,411,647	$241,793,193
Number of Mortgage Loans:	575	56	562
Average Principal Balance of the Mortgage Loans:	$452,862	$496,097	$449,359
Weighted Average Annual Mortgage Interest Rate:	6.86%	5.82%	6.94%
Weighted Average Maturity (months):	355	349	355
Weighted Average Seasoning (months):	4	7	4
Weighted Average Original Loan-To-Value Ratio:	75.8%	65.4%	76.6%
Servicing Fee:	0.25%	0.25%	0.25%
FICO:	686	684	686
Owner Occupied:	98.1%	99.5%	97.9%
Cash-out Refinance:	23.8%	34.9%	22.9%
Purchase:	59.6%	28.4%	62.0%
Limited Documentation:	99.7%	95.2%	100.0%
Self-employed:	15.0%	13.2%	15.1%
Geographic Distribution (California):	29.1%	41.0%	28.2%
Single-Family and PUD:	93.4%	98.5%	93.0%